Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

This filing relates to the proposed merger involving B. Riley Principal 150 Merger Corp. (“BRPM”) with FaZe Clan Inc. (“FaZe Clan”), pursuant to the terms of that certain Merger Agreement, dated as of October 24, 2021, as amended.

The following was made available to FaZe Clan employees on May 26, 2022.

Subj: An update on our business

Dear colleagues,

As we continue to prioritize more transparency across the company and enhance our communication with everyone at FaZe Clan, I wanted to provide you with a business update and where we are on our plans to go public. Some of the information I’m about to share appears in an update to our S-4 on file with the Securities and Exchange Commission (SEC) filed today, so I’d anticipate some chatter in the community, as we’ve seen with previous filings. I want to clarify some things here.

Our first quarter business results are in, and revenues were up more than 60% year over year at $15.8 million with gross profit up approximately 80%. Our strong Q1 was led by our brand sponsorships and content businesses. Our operating expenses have also come up as we invest in scaling into a public company, but I strongly believe that these investments will help drive our success longer term.

When the public sees these numbers they may focus on them relative to the original forecasts put out last year as part of the de-SPAC, as we talked about in our last All Hands. From my perspective, our teams have been crushing it this year so far with new exciting initiatives and partnerships that went live in Q2, with more to come in the second half of the year. Our big initiatives like FaZe 1: The Warehouse which closes out this week, the opening of The Armory in LA, our partnerships with the NFL, GHOST, Current and DoorDash, our collaborations with Disney and Naruto Shippuden, and new talent signings like Deestroying are all innovative undertakings that are setting us up for growth. I’m confident in the future of our business and know there is much work being done by all of you to continue driving the business forward.

I wanted to also formally share that Amit Bajaj, our Chief Financial Officer, has resigned due to personal reasons. Amit was a great partner to me and our leadership team, and while the timing is unfortunate, his departure was truly due to a personal matter that has required him to step aside. I wish him the best and am thankful for his contributions to FaZe Clan, including building a solid team that can continue the work as we search to fill his role. In the interim, Sergey, Danny and the team Amit built will oversee our finance group. Of course as you all know we also now have Zach in our corner as President and COO, which adds a new and important element of strength to our team.

One other update that will be in the S-4 is that Citigroup, the investment bank that was advising on our de-SPAC, has resigned its role. Some of you may have seen in the press that multiple large banks, including Citigroup, are stepping back from their roles in other de-SPAC transactions. Because the bank’s advisory role is largely complete, we believe the bank’s resignation will not slow down our entry into the public market, and we do not expect to hire another financial advisor in connection with the de-SPAC. Our other financial advisors, Klein Group and EM, remain in their roles in connection with the de-SPAC. Our SPAC sponsor, B.Riley, an investment bank itself, stands behind the transaction and continues to be a great partner.

I am confident in our future. While the de-SPAC process has been a challenging one, what’s important is that we’re on our way to the finish line. Going public will be a huge achievement for FaZe and our whole community. In true FaZe Clan fashion nothing comes without challenges and it certainly is an interesting moment in the financial markets, but we are ready for the challenge and are playing the long game. There is a lot of noise about where we are as a company, but I reassure you that we are on a great trajectory.

Thank you for your hard work and contribution across all we do at FaZe Clan. If you have any questions, please reach out to me or Tammy.

FaZe Up!

Lee

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination), BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of the Record Date in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.